UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549




                                   SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                               James River Coal Company
- ---------------------------------------------------------------------------
                                (Name of Issuer)

                                     Common
- ---------------------------------------------------------------------------
                         (Title of Class of Securities)
				   470355207
                                   -----------
                                 (CUSIP Number)

                                August 31, 2006
                                -----------------
             (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
                               Schedule is filed:
                                /X/ Rule 13d-1(b)
                                / / Rule 13d-1(c)
                                / / Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




















UNITED STATES
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange act of 1934


NAME OF ISSUER: Darling International Inc.
TITLE OF CLASS OF SECURITIES:	Class A Common Stock
CUSIP NUMBER: 470355207
1.	NAME OF REPORTING PERSON
	S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
		Michael W. Cook Asset Management, Inc.
		d/b/a Cook Mayer Taylor
		62-1378280

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
(a)
(b)

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
	TN, U.S.A.

5.	SOLE VOTING POWER
	1,327,988
6.	SHARED VOTING POWER
	N/A

7.	SOLE DISPOSITIVE POWER
	1,327,988

8.	SHARED DISPOSITIVE POWER
	N/A

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
	PERSON
	1,327,988

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
	CERTAIN SHARES
	N/A
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
	8.01%
12.	TYPE OF REPORTING PERSON*
	IA

Item 1:
		a.	Name of Issuer
			James River Coal Company

		b.    Address of Issuer's Principal Executive Offices:
			901 E. Byrd Street, Suite 1600
                        Richmond, Virginia 23219
Item 2.
		a.	Name of Person Filing
			Michael W. Cook Asset Management
			d/b/a Cook Mayer Taylor

		b.	Address of Principal Business Office
    			6000 Poplar Avenue, Suite 220
		        Memphis, TN  38119

		c.	Citizenship
			TN, U.S. A.

		d.	Title of Class of Securities
			Common Stock

		e.	CUSIP Number: 470355207

Item 3.	If (his statement is filed pursuant to Rule 13d-1(b), or 13d-2(b),
		check whether the person filing is a:

		(e) X - Investment Adviser registered under section 203 of the
             	  Investment Advisers Act of 1940

Item 4. Ownership:
		a.	Amount Beneficially Owned 1,327,988
		b.	Percent of Class	8.01%
		c.    Number of shares as to which such person has:
			i.   sole power to vote or to direct the vote	1,327,988
			ii.  shared power to vote or to direct the vote 	N/A
			iii. sole power to dispose or to direct the disposition of 				1,327,988
			iv.  shared power to dispose or to direct the disposition of 			N/A

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following : N/A

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not
required.   N/A

Item 7:	 Identification 2nd Classification of the Subsidiary Which Acquired
the Security Being Reported on By the Parent Holding Company

If a parent holding company has filed this schedule, pursuant to Rule 13d-l(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-l(c), attach an exhibit stating the identification of the relevant subsidiary. - N/A

Item 8.	Identification 2nd Classification of Members of the Group

If a group has filed this schedule pursuant to Rule 13d-l(b)(ii)(H), so indicate under Item 3(h) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule I 3d- 1(c), attach an exhibit stating the identity of each member of the group. - N/A

Item 9.	Notice of Dissolution of Group

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity See Item 5.- N/A

Item 10:	Certification
The following certification shall be included if the statement is filed pursuant to Rule 13d-l(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	September 05, 2006

/s/ Michael W. Cook
- --------------------------------
Michael W. Cook
Chief Executive Officer